

News Release – November 2, 2006

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: November 2, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.)

Private Placement of 50 Million Shares Concluded

Crew is pleased to report that the Private Placement announced on November 1, 2006 of 50 million common shares at NOK 13.30 per share (approximately CDN$ 2.32) for aggregate gross proceeds of NOK 665 million (approximately CDN$ 116 million) has been fully subscribed.

The Private Placement was directed towards institutional investors. Crew is pleased to report the issue was substantially oversubscribed.

The purpose of the private placement is to fund Crew`s further expansion of the following projects:

- Masara/Apex Philippines: Capex to complete mill expansion
- Lefa Guinea: Exploration program
- Nalunaq Greenland: Capex Nugget Pond
- Working Capital requirements

Crew's advisors and placement agents for the private placement are ABG Sundal Collier and Pareto Securities/Pareto Private Equity.

Completion of the Private Placement is subject to all required regulatory approvals. A prospectus for the new shares is also required for listing of the new shares on Oslo Børs. In the event that the new shares are issued prior to the approval and publication of said prospectus, the shares will be issued on a separate ISIN-number in the Norwegian Securities Register (VPS).

Jan Vestrum, Chief Executive Officer of Crew stated "We are extremely pleased about the successful placement of this offering. In addition to the continued support of our key shareholders, subscribers to the offering included a number of new strategic specialist gold investors which further confirms our position in the gold mining sector. The offering substantially enhances our capital resources which will allow us to further our continued aggressive expansion plans."

Jan A Vestrum
President & CEO

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com

THIS IS NOT AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE DISTRIBUTION OF THIS PRESS RELEASE AND THE OFFER AND SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS PRESS RELEASE SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. NO SECURITIES HAVE BEEN REGISTERED UNDER THE U.S SECURITIES ACT TO BE OFFERED FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED FOR SALE IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS.

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.